United States securities and exchange commission logo





                             June 24, 2024

       Runzhe Zhang
       Chief Executive Officer
       LZ Technology Holdings Limited
       No. 59-2, Wanghai Street, Siming District,
       Xiamen, Fujian Province, 361008
       People   s Republic of China

                                                        Re: LZ Technology
Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 11, 2024
                                                            File No. 333-276234

       Dear Runzhe Zhang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Capitalization, page 51

   1. You disclose that there are 9,901,163 Class A Ordinary Shares and 56,106,587 Class B
                                                        Ordinary Shares issued
and outstanding as of the date of this prospectus, which appears to include the share
issuance on May 24, 2024, disclosed on page F-31. You also disclose on page F-31 that Dongling
Technology Co., Ltd acquired 3.15% equity interest of
                                                        Lianzhang Portal from a
minority shareholder of Lianzhang Portal at the consideration of
                                                        RMB23,692,000 and then
transferred that equity interest to LZ Menhu at the
                                                        consideration of
RMB2,146,000. Please revise the presentation here to include a column that reflects these
transactions, labeled    Pro Forma   , and presented before the As
                                                        Adjusted column.
 Runzhe Zhang
LZ Technology Holdings Limited
June 24, 2024
Page 2
2. Please revise to include indebtedness in the table and to the calculation of capitalization.
      Refer to guidance in Item 3.B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 61

3. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.
General

4. We note your response to prior comment 1; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face and related
      disclosures. As nonexclusive examples, on page 3 and cover page, you no longer address the fact that the Chinese government intends to exert more oversight and control or that it may intervene in or influence your PRC subsidiaries' operations at any time. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameRunzhe Zhang
                                                             Division of
Corporation Finance
Comapany NameLZ Technology Holdings Limited
                                                             Office of
Technology
June 24, 2024 Page 2
cc:       Kevin (Qixiang) Sun, Esq.
FirstName LastName